090403

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Barbara K. Cegavske	20170135029-50
Barbara K. Cegavske Secretary of State State of Nevada	Filing Date and Time 03/29/2017 11:40 AM
	Entity Number E0385052013-8

Certificate of Correction

(PURSUANT TO NRS CHAPTERS 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 AND 92A)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Correction

(Pursuant to NRS Chapters 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 and 92A)

1. The name of the entity for which correction is being made:

AXIOM HOLDINGS, INC.

2. Description of the original document for which correction is being made:

Certificate of Amendment to Articles of Incorporation, Nevada Secretary of State Document Number: 20150412035-73.

3. Filing date of the original document for which correction is being made: September 16, 2015

4. Description of the inaccuracy or defect:

Attachment to Certificate of Amendment inadvertently omitted Article Three, Section 3.5 - Forward Stock Split.

5. Correction of the inaccuracy or defect:

Attached as Exhibit A to this Certificate of Correction is the Amended and Corrected attachment of Certificate of Amendment to Articles of Incorporation that includes previously omitted Article Three, Section 3.5 - Forward Stock Split.

6. Signature:

X [signature]

Authorized Signature

President and Chief Executive Officer
Title *

3/29/2017
Date

* If entity is a corporation, it must be signed by an officer if stock has been issued, OR an incorporator or director if stock has not been issued; a limited-liability company, by a manager or managing members; a limited partnership or limited-liability limited partnership, by a general partner; a limited-liability partnership, by a managing partner; a business trust, by a trustee.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

EXHIBT A

AMENDED AND CORRECTED

ATTACHMENT TO CERTIFICATE OF AMENDMENT TO

ARTICLES OF INCORPORATION

ARTICLE ONE NAME OF CORPORATION

Axiom Holdings, Inc.

ARTICLE THREE (CAPITAL AND AUTHORIZED STOCK)

Section 3.1. Authorized Capital. The aggregate number of shares that the Corporation will have authority to issue is Three Billion Fifty Million (3,050,000,000) shares, of which Three Billion (3,000,000,000) shares will be common stock, with a par value of $0.001 per share, and Fifty Million (50,000,000) shares will be preferred stock, with a par value of $0.001 per share.

Section 3.2. Preferred Stock. The Preferred Stock may be divided into and issued in series. The Board of Directors of the Corporation is authorized to divide the authorized shares of Preferred Stock into one or more series, each of which shall be so designated as to distinguish the shares thereof from the shares of all other series and classes. The Board of Directors of the Corporation is authorized, within any limitations prescribed by law and this Article, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of Preferred Stock including but not limited to the following:

a. The rate of dividend, the time of payment of dividends, whether dividends are cumulative, and the date from which any dividends shall accrue;
b. Whether shares may be redeemed, and, if so, the redemption price and the terms and conditions of redemption;
c. The amount payable upon shares in the event of voluntary or involuntary liquidation;
d. Sinking fund or other provisions, if any, for the redemption or purchase of shares;
e. The terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion;
f. Voting powers, if any, provided that if any of the Preferred Stock or series thereof shall have voting rights, such Preferred Stock or series shall vote only on a share for share basis with the Common Stock on any matter, including but not limited to the election of directors, for which such Preferred Stock or series has such rights; and,
g. Subject to the foregoing, such other terms, qualifications, privileges, limitations, options, restrictions, and special or relative rights and preferences, if any, of shares or such series as the Board of Directors of the Corporation may, at the time so acting, lawfully fix and determine under the laws of the State of Nevada.

Section 3.3. Dividends. The Corporation shall not declare, pay or set apart for payment any dividend or other distribution (unless payable solely in shares of Common Stock or other class of

stock junior to the Preferred Stock as to dividends or upon liquidation) in respect of Common Stock, or other class of stock junior to the Preferred Stock, nor shall it redeem, purchase or otherwise acquire for consideration shares of any of the foregoing, unless dividends, if any, payable to holders of Preferred Stock for the current period (and in the case of cumulative dividends, if any, for all past periods) have been paid, are being paid or have been set aside for payment, in accordance with the terms of the Preferred Stock, as fixed by the Board of Directors.

Section 3.4. Liquidation. In the event of the liquidation of the Corporation, holders of Preferred Stock shall be entitled to receive, before any payment or distribution on the Common Stock or any other class of stock junior to the Preferred Stock upon liquidation, a distribution per share in the amount of the liquidation preference, if any, fixed or determined in accordance with the terms of such Preferred Stock plus, if so provided in such terms, an amount per share equal to accumulated and unpaid dividends in respect of such Preferred Stock (whether or not earned or declared) to the date of such distribution. Neither the sale, lease or exchange of all or substantially all of the property and assets of the Corporation, nor any consolidation or merger of the Corporation, shall be deemed to be a liquidation for the purposes of this Article.

Section 3.5. Forward Stock Split. Effective upon the "Effective Time" (as defined below), all issued and outstanding shares of Common Stock (the "Existing Common Stock") of the Corporation shall be, and hereby are, automatically reclassified as follows: Each one (1) share of Existing Common Stock shall automatically be reclassified, changed, and converted into (the "Forward Stock Split") twenty (20) validly issued, fully paid, and non-assessable shares of Common Stock, par value $0.001 per share (the "New Common Stock"). The Corporation shall, through its transfer agent, provide certificates representing New Common Stock to holders of Existing Common Stock in exchange for certificates representing Existing Common Stock. From and after the Effective Time, certificates representing shares of Existing Common Stock shall be cancelled and shall represent only the right of the holders thereof to receive New Common Stock. From and after the Effective Time, the term New Common Stock as used in this Article 3, Section 3.5 shall mean Common Stock as provided in this Certificate of Amendment to the Articles of Incorporation, including the par value therefore. The "Effective Time" shall be the date of filing of this Certificate of Amendment to Articles of Incorporation in the office of Secretary of State of the State of Nevada.